Exhibit 99.(4)(r)

Pacific Life Insurance Company [700 Newport Center Drive Newport Beach, CA 92660 (800) 722-4448 www.PacificLife.com]

STEPPED-UP DEATH BENEFIT RIDER

THIS RIDER PROVIDES A GUARANTEED MINIMUM DEATH BENEFIT TO THE VARIABLE ANNUITY CONTRACT TO WHICH IT IS ATTACHED.

Pacific Life Insurance Company, a stock company, has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider.  In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

You have elected the Stepped-up Death Benefit Rider (“SDBR”).  The annual charge for expenses related to the SDBR is shown in the Contract Specifications.  This charge will be assessed daily against assets held in your Variable Investment Options(s) and is guaranteed not to increase for the life of the contract.  The annual charge will terminate when the Rider terminates.

RIDER SPECIFICATIONS

Rider Effective Date: The Contract Date as shown in the Contract Specifications

Maximum Age: [75]

Annual Charge Percentage: [0.40%]

DEFINITION OF TERMS

Total Adjusted Purchase Payments — The sum of all Purchase Payments made to the Contract, reduced by a Pro-Rata Reduction for each prior withdrawal.  This amount may be adjusted if there is a change of Owner.

Pro-Rata Reduction — The reduction percentage that is calculated at the time of a withdrawal by dividing the amount of each withdrawal (including any applicable taxes or Withdrawal Charges) by the Contract Value immediately prior to the withdrawal.

Add—In Amount — The amount added by us, if applicable, to the Contract Value on the Notice Date to set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed designated recipient of the death benefit.

RIDER PROVISIONS

The following provisions replace the Death Benefit Amount provision of the DEATH BENEFIT section of your Contract as follows:

General — This SDBR may be elected only at the Contract Date and will remain in effect until the earlier of:

(a)         a full withdrawal of the amount available for withdrawal under the Contract;

(b)         when death benefit proceeds become payable under the Contract;

(c)          any termination of the Contract in accordance with the provisions of the Contract; or

(d)         the Annuity Date.

ICC21:20-1126-B

Death Benefit Amount — The Death Benefit Amount as of any Business Day prior to the Annuity Date is equal to the greater of:

(a)         the Contract Value; or

(b)         Total Adjusted Purchase Payments.

This Rider may only be elected if the Age of each Owner and Annuitant is less than or equal to the Maximum Age shown in the Rider Specifications on the Contract Date.

We will provide you with an annual statement that lists the current death benefit amount.

Guaranteed Minimum Death Benefit (“GMDB”) Amount — The GMDB Amount will be calculated only when a death benefit becomes payable as described in the Death Benefit provision and is determined as follows:

First, we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent Contract Anniversary that occurs before death benefit proceeds become payable and before the oldest Owner, or Annuitant in the case of a Non-Natural Owner, reaches his or her [81st] birthday (each of these Contract Anniversaries is a “Milestone Date”).  We then adjust the Death Benefit Amount for each Milestone Date by:

•                  adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and

•                  subtracting a Pro-Rata Reduction for each withdrawal that has occurred since that Milestone Date.

The highest of these adjusted death benefit amounts as of the Notice Date is your GMDB Amount.  The “Notice Date” is the day on which we receive, in proper form, proof of death and instructions regarding payment of death benefit proceeds.

Change of Owner — If there is a change of Owner:

•                  to someone other than the Owner’s spouse; or

•                  to a Trust or Non-Natural Entity where the Owner and Annuitant are not the same person prior to the change; or

•                  if an Owner is added that is not the Owner’s spouse,

the GMDB Amount will be determined as follows:

1.              The Death Benefit Amount will be set equal to the Total Adjusted Purchase Payments as of the Change Date.  The Total Adjusted Purchase Payments on the effective date of the change of Owner (the “Change Date”) will be reset to equal the lesser of:

(a)         the Contract Value as of the Change Date; or

(b)         Total Adjusted Purchase Payments as of the Change Date.

Additionally, after the Change Date the Total Adjusted Purchase Payments:

•                  will be increased by any Purchase Payments made after the Change Date; and

•                  will be reduced by any Pro Rata Reduction for withdrawals made after the Change Date.

2.              We calculate what the Death Benefit Amount would have been on each Contract Anniversary that occurs after the Change Date and before death benefit proceeds become payable and before the oldest Owner, or Annuitant in the case of a Non-Natural Owner, reaches his or her [81st] birthday (each of these Contract Anniversaries is a “Milestone Date”).

We then adjust the Death Benefit Amount for each Milestone Date by:

•                  adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and

•                  subtracting a Pro Rata Reduction for each withdrawal that has occurred since that Milestone Date.

The highest of these adjusted death benefit amounts as of the Notice Date is your GMDB Amount.

A change of Owner may only be elected if the Age of any new Owner is less than or equal to the Maximum Age shown in the Rider Specifications on the Change Date.

Death of Owner — If any Owner, or Annuitant in the case of a Non-Natural Owner, dies before the first Milestone Date and before the Annuity Date, the death benefit proceeds will be equal to the Death Benefit Amount as of the Notice Date.

If the Owner, or Annuitant in the case of a Non-Natural Owner, dies after the first Milestone Date and before the Annuity Date, the death benefit proceeds will be equal to the greater of the Death Benefit Amount or the GMDB Amount as of the Notice Date.

On the Notice Date, if the surviving spouse is deemed to have continued the Contract, we will set the Contract Value equal to the death benefit proceeds that would have been payable to the spouse as the deemed Beneficiary/designated recipient of the death benefit.  The amount that the Death Benefit Amount exceeds the Contract Value will be added to the Contract Value in the form of the Add-In Amount on the Notice Date.  The Add-In Amount will be allocated among Investment Options in accordance with the current allocation instructions for the Contract and will be considered earnings.  There will not be an adjustment to the Contract Value if it is equal to the death benefit proceeds as of the Notice Date.

All other terms and conditions of your Contract remain unchanged.

PACIFIC LIFE INSURANCE COMPANY

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Chairman and Chief Executive Officer	Secretary ]